April 12, 2013

Via EDGAR

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Hiller:

Re:      Mass Petroleum, Inc.

Form 10-K for the Fiscal Year ended November 30, 2012

Filed February 28, 2013

File No. 0-53447

I am Chief Financial Officer of the Company and write this letter on behalf of the Company. Your comments are reprinted below along with our response.

Form 10-K for the Fiscal Year ended November 30, 2012

Financial Statements

Audit Opinion, page F-1

1.      We note that your auditors have placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information, indicating the period from February 14, 2006 (inception) through November 30, 2009 was audited by other auditors. Given this reliance, you will need to include the report of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission for the reissuance of their report. If this is not feasible, you will need to amend your filing to label the cumulative information as unaudited and under these circumstances you may request a waiver of the audit requirement for the cumulative data by contacting the Division of Corporation Finance’s Office of the Chief Accountant (CF-OCA).Please see information with regard to contacting CF-OCA on our wesite: http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml

ANSWER: We have reviewed the comment, and have provided revised financial statements which show the accumulated column for the statement of operations and cash flows as being “unaudited”, and removed all references to the accumulated results and the prior year audit results from the auditors’ report.  We will request a waiver of the audit requirement from the CF-OCA.

2.      If you are able to obtain a reissued opinion from your prior auditors, your current auditors should revise their audit report to also mention their reliance on the other auditors in the opinion paragraph of their report, consistent with the guidance in AU Section 508.12. Otherwise, your current auditors should revise their audit report to eliminate language indicating the inception-to-date information has been audited.

ANSWER: Refer to response in comment #1 above.

Note 5 – Loan Receivable, page F-10

3.      We note the amount loaned to D-Helix Inc. is now overdue. Please disclose the actions you have taken to collect the outstanding amount and explain how you concluded that the loan remains collectible and not impaired pursuant to FASB ASC 310-10-35.

ANSWER: We are in constant communication with the CEO of D-Helix Inc. in regards to repayment of the loan.  In a recent email from D-Helix Inc., the CEO of D-Helix indicated that they will be receiving an investment from the Government of India in September of 2013 and D-Helix Inc. will be able to repay the loan with the accrued interest at that time.  We believe the loan remains collectible and not impaired as of the current date.

Note 9 – Common Stock, page F-13

4.      We note that you issued 30,000,000 common shares to your President, or a company controlled by your President, in exchange for $3,000. Please disclose the reasons for the issuance of this stock, clarify whether this was a non-reciprocal transaction, and tell us why there is a disparity in the valuation of these shares in comparison to the shares issued to extinguish debt in the subsequent month. We would generally expect the shares would need to be recorded at fair value, as indicated by the quoted market price of your stock on the date of issuance, to comply with GAAP.

ANSWER: The stock was issued to our President was to obtain working capital.  It was not a non-reciprocal transaction.  The quoted market price of our stock on February 22, 2012 (the date of issuance) was $0.0009 per share according to historical prices found on nasdaq.com.  At the time of the issuance, our common stock was thinly traded.  The trading volume of our stock for the past 6 months prior to the issuance of stock to our President was approximately 270 shares per day on average.  In addition, the stock issued to our President is restricted for trading for 6 months.  Our President can only sell 1% of the shares issued to him every 90 days after he has held them for 6 months, pursuant to Rule 144.  We believe that $0.0001 per share is the fair value for these shares as a result of the above.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

5.      Item 403 of Regulation S-K required you to furnish information with respect to any person or group who is known to be the beneficial owner of more than five percent of any class of your voting securities. Please revise the table to include information with respect to the recipient of the 22,500,000 shares issued to settle debt during March of 2012.

ANSWER:  As of February 27, 2013, the date we filed our original Form 10-K, and as of today’s date, the beneficial ownership table accurately discloses any person or group who is known to be the beneficial owner of more than five percent of any class of our voting securities.

On behalf of the Company, we acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer with any additional questions.

Regards,

MASS PETROLEUM INC.

Per. /s/ Vitaly Melnikov

Vitaly Melnikov

Chief Financial Officer